
May 13, 2022

Bruce Wacha
Executive Vice President of Finance and Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

> **Re: B&G Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Form 10-Q for the Quarterly Period Ended April 2, 2022**
> **File No. 001-32316**

Dear Mr. Wacha:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
EBITDA, Adjusted EBITDA and Adjusted EBITDA Before COVID-19 Expenses, page 42

1. You disclose that you "define EBITDA as net income before net interest expense, income taxes, depreciation and amortization and loss on extinguishment of debt". We remind you that to the extent your definition of EBITDA includes any item in addition to what the acronym suggests (e.g., loss on extinguishment of debt), you should revise the title of the measure or remove that item from your definition of EBITDA. Please refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to your presentations of EBITDA in earnings releases under Form 8-K and Form 10-Qs.

2.   Based on your non-GAAP disclosures and reconciliations, we note EBITDA, Adjusted EBITDA, and Adjusted EBITDA before COVID-19 expenses are presented as non-GAAP performance measures and non-GAAP liquidity measures. We also note the reconciliations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA before COVID-19 expenses to the most directly comparable GAAP measures include a one step indirect reconciliation that begins with net income and ends with net cash provided by operating activities. Please revise your reconciliations to provide a direct reconciliation of these non-GAAP measures from net income and a separate direct reconciliation of these non-GAAP measures from net cash provided by operating activities. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.

Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 44

3.   In your reconciliations of adjusted net income, you present adjustments net of tax. Please revise your reconciliations to present the tax effects of non-GAAP adjustments as a separate adjustment and provide an explanation of how the tax impacts are calculated. Please refer to Question 102.11 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.

Notes to Consolidated Financial Statements
Note (6) Goodwill and Other Intangible Assets, page 70

4.   We note your disclosures regarding the intangible asset impairments you recorded in FY 2021. In order to allow investors to better assess the remaining intangible assets at risk, please disclose here, or under Critical Accounting Policies in MD&A, the remaining carrying values of the partially impaired intangible assets. In addition, based on the intangible asset impairments you recorded, please revise Note (8) - Fair Value Measurements to provide the disclosures required by ASC 820-10-50-2 or explain why you do not believe they are required.

Form 10-Q for the Quarterly Period Ended April 2, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 27

5.   We note your disclosures regarding the nature of the adjustments you include to determine Adjusted EBITDA, Adjusted EBITDA before COVID-19 expenses, and adjusted net income, including adjustments for acquisitions and divestitures and adjustments for non-recurring expenses, gains, and losses. We also note during the period ended April 2, 2022 these non-GAAP financial measures were not adjusted for the net gain you recorded from the disposition of assets. Please more fully explain to us how you determine the adjustments to include and exclude from the non-GAAP financial measures

and specifically address why you believe your non-GAAP financial measures comply with Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing